AB 3/18

14048421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section RECEIVED FEB 28 2014 Wash., DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150
(No. and Street)

San Diego	CA	92128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Knapp 858-207-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SA 3/20/14

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, Inc., as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Connie Knapp
Signature

VP & CFO
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA
JURAT CERTIFICATE

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 14 day of February, 2014, by Connie Knapp,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

GISELLE C. JIMERSON
Commission # 1925458
Notary Public - California
San Diego County
My Comm. Expires Mar 12, 2015

[signature]

Signature of Notary Public

(Notary Seal)

OPTIONAL INFORMATION

The jurat contained within this document is in accordance with California law. Any affidavit subscribed and sworn to before a notary shall use the preceding wording or substantially similar wording pursuant to Civil Code sections 1189 and 8202. A jurat certificate cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. The seal and signature cannot be affixed to a document without the correct notarial wording. As an additional option an affiant can produce an affidavit on the same document as the notarial certificate wording to eliminate the use of additional documentation.

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
(Title of document)

Number of Pages 3 (Including jurat)

Document Date 12-31-13

____
(Additional Information)

CAPACITY CLAIMED BY THE SIGNER

_____ Individual
_____ Corporate Officer
_____ Partner
_____ Attorney-In-Fact
_____ Trustee
_____ Other: ________________

MADISON AVENUE SECURITIES, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

MADISON AVENUE SECURITIES, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

Report on the Financial Statements

We have audited the financial statements of Madison Avenue Securities, Inc. (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

San Diego, California
February 21, 2014

PKF
Certified Public Accountants
A Professional Corporation

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,564,963	$ 1,789,973
Commissions receivable	263,059	441,385
Registered representative receivables, net	61,394	60,385
Prepaid expenses	77,586	115,611
Related party receivable	75,233	12,348
Income taxes receivable	1,800	2,600
Deferred tax assets	46,000	18,000
Total current assets	2,090,035	2,440,302
Property and equipment, net	1,980	3,778
Deposits with clearing organizations	100,000	100,000
Goodwill	64,000	64,000
Deferred tax assets	333,000	276,000
Total assets	$ 2,589,015	$ 2,884,080
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 154,586	$ 545,059
Accrued liabilities	97,711	20,811
Commissions payable	535,408	791,720
Employment liabilities	260,376	216,307
Other liabilities	71,668	75,167
Total liabilities	1,119,749	1,649,064
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value; Authorized shares - 2,000,000; Outstanding shares - 1,000,000	100,000	100,000
Additional paid-in-capital	3,276,416	3,276,416
Accumulated deficit	(1,907,150)	(2,141,400)
Total stockholder's equity	1,469,266	1,235,016
Total liabilities and stockholder's equity	$ 2,589,015	$ 2,884,080

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commission revenue	$ 15,589,380	$ 13,323,160
Investment advisory fee revenue	3,217,162	2,642,968
Total commission and investment advisory fee revenue	18,806,542	15,966,128
Trading related revenue	290,513	214,779
Other revenues	2,683,900	1,900,267
Interest	2,681	1,656
Total revenues	21,783,636	18,082,830
Expenses:		
Commission and fee expense	16,160,042	13,671,408
Employment expense	2,181,899	2,031,600
Operating expense	2,543,127	2,268,122
Trading related expense	352,650	210,439
Interest expense	3,155	2,623
Total expenses	21,240,873	18,184,192
Income (loss) before income taxes	542,763	(101,362)
Benefit for income taxes	91,487	78,996
Net income (loss)	$ 634,250	$ (22,366)

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2013 and 2012

	Common Stock Shares	Common Stock Amount	Additional Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2011	1,000,000	$ 100,000	$ 3,276,416	$ (2,119,034)	$ 1,257,382
Net loss	-	-	-	(22,366)	(22,366)
Balance at December 31, 2012	1,000,000	100,000	3,276,416	(2,141,400)	1,235,016
Dividends	-	-	-	(400,000)	(400,000)
Net income	-	-	-	634,250	634,250
Balance at December 31, 2013	1,000,000	$ 100,000	$ 3,276,416	$ (1,907,150)	$ 1,469,266

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 634,250	(22,366)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	1,798	2,270
Provision for losses - registered representative receivables	5,543	-
Deferred taxes	(85,000)	(94,000)
Changes in operating assets and liabilities:		
Security positions - long at market	-	49,413
Commissions receivable	178,326	(226,070)
Registered representative receivables	(6,552)	3,017
Prepaid expenses	38,025	23,954
Related party receivable	(62,885)	(12,348)
Income taxes receivable	800	18,600
Other assets	-	9,573
Accounts payable	(390,473)	476,854
Accrued liabilities	76,900	(84,696)
Commissions payable	(256,312)	465,267
Employment liabilities	44,069	36,856
Related party payable	-	(118,655)
Other liabilities	(3,499)	(37,729)
Net cash provided by operating activities	174,990	489,940
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(2,047)
Net cash used in investing activities	-	(2,047)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings on note payable	213,861	-
Payments on note payable	(213,861)	(167,441)
Dividends paid	(400,000)	-
Net cash used in financing activities	(400,000)	(167,441)
Net (decrease) increase in cash and cash equivalents	(225,010)	320,452
Cash and cash equivalents at beginning of year	1,789,973	1,469,521
Cash and cash equivalents at end of year	$ 1,564,963	$ 1,789,973

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2013 and 2012

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for income taxes	$ 14,914	$ 14,204
Cash paid during the year for interest	$ 3,155	$ 2,623

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc., ("MAS" or the "Company"), was incorporated in Delaware on May 5, 2005 and is a wholly owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). The Company provides securities investment services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company also provides investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2013 and 2012 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2013 and 2012, commission receivables were $263,059 and $441,385, respectively. As of December 31, 2013 and 2012, receivables from registered representatives were $61,394 and $60,385, respectively, net of an allowance for uncollectible accounts of $5,543 and $60, respectively. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents, receivables, and indebtedness are carried at the amount that approximates their fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2013 and 2012, commission revenues from three types of investments, Real Estate Investment Trusts, Direct Participation Products, and Investment Advisory, accounted for approximately 67% and 65%, respectively, of total revenues. As of December 31, 2013 and 2012, no registered representative accounted for more than 10% of gross commission revenues.

The Company maintains its bank accounts at one financial institution located in California. Funds are insured to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2013 and 2012, the Company had accounts with uninsured cash balances of $1,314,532 and $1,138,506, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December 31, 2013 and 2012, the Company had no uninsured cash balances at these institutions. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes* which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2013 and 2012, the Company does not have a liability for uncertain tax positions.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2013 and 2012, the Company has no interest or penalties related to uncertain tax positions.

Goodwill

Goodwill is accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. Under FASB ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities, Inc. in November 2005. Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2013 and 2012.

Subsequent Events

In January 2014, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $24,522, which include interest at a rate of 3.50%. The balance is due in October 2014.

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 21, 2014.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2013	2012
Furniture and fixtures	$ 10,079	$ 10,078
Equipment	1,178	1,178
Computer equipment	26,100	26,100
Leasehold improvements	4,091	4,091
	41,448	41,447
Less: accumulated depreciation and amortization	(39,468)	(37,669)
Property and equipment, net	$ 1,980	$ 3,778

Depreciation and amortization expense for the years ended December 31, 2013 and 2012 was $1,798 and $2,270, respectively.

NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commissions expense due to registered representatives and clearing organizations. As of December 31, 2013 and 2012, $535,408 and $791,720, respectively, were payable to registered representatives and clearing organizations.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2013 and 2012, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $260,376 and $216,307, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. There is no Company matching of employees' contributions.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness ($74,650 and $109,938 at December 31, 2013 and 2012, respectively), whichever is higher.

At December 31, 2013 and 2012, the Company had net capital of $754,007 and $627,730, respectively, which was $679,357 and $517,792, respectively, in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 1.49 to 1 and 2.63 to 1, respectively.

NOTE 8 – INCOME TAXES

Significant components of the benefit for income taxes for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012
Current benefit (expense):		
Federal	$ -	$ -
State	6,487	(15,004)
	6,487	(15,004)
Deferred benefit:		
Federal	55,000	38,000
State	30,000	56,000
	85,000	94,000
Benefit for income taxes	$ 91,487	$ 78,996

NOTE 8 – INCOME TAXES (continued)

Significant components of the Company's deferred tax assets and liabilities are as follows:

	2013	2012
Deferred tax assets:		
Start-up costs	$ 85,000	$ 98,000
Accrued expenses	66,000	53,000
Net operating losses	246,000	462,000
Bad debt allowance	2,000	-
Depreciation and amortization	2,000	2,000
	401,000	615,000
Deferred tax liabilities:		
Prepaid expense	22,000	17,000
Total	379,000	598,000
Valuation allowance	-	(304,000)
Net deferred tax assets	$ 379,000	$ 294,000
Net current deferred tax asset	$ 46,000	$ 18,000
Net non-current deferred tax asset	333,000	276,000
	$ 379,000	$ 294,000

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income was uncertain, the Company recorded a valuation allowance at December 31, 2012. At December 31, 2013, management believes it is more likely than not, that all deferred tax assets will be realized. The valuation allowance decreased by $304,000 and increased by $59,000 during 2013 and 2012, respectively. At December 31, 2013, the Company had federal and California net operating loss carry-forwards of approximately $590,000 and $776,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2027 and 2020 respectively, unless previously utilized. California has limited the utilization of net operating loss carry-forwards for the year ended 2012. California has reinstated the net operating loss carryover deduction for tax years ending in 2013 and thereafter.

The effective tax rate based on income taxes as a percentage of income before income taxes, varied from the federal statutory rate of 34% for the years ended December 31, 2013 and 2012 primarily as a result of state income taxes and the valuation allowance.

NOTE 8 – INCOME TAXES (continued)

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2009. During the periods open to examination, the Company has net operating loss carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses may be utilized in future periods, they remain subject to examination.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2010, the Company entered into a sublease agreement with the Parent company to lease office space. The sublease commenced on April 1, 2010 and was set to expire July 31, 2013. The lease was renegotiated resulting in reduced rent obligations beginning in January 2013. The new lease term is effective for one year with three subsequent one year renewal options. Rent expense totaled $91,473 and $110,846 for the years ended December 31, 2013 and 2012, respectively. The Company exercised its one year renewal option for 2014 and the rental payment is expected to be $103,025.

Legal and Regulatory Matters

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities.

From 2010 through 2013, various complaints were filed against the Company in connection with a former registered representative's activities. The alleged activity was outside the scope of the Company's normal business. Of the various individuals who filed complaints against the Company, it was determined that only three were actual clients of the Company. Of these claims, two have been settled and the third is undergoing review. In 2012, an additional claim was brought against the Company by the Illinois Department of Securities. The Company is vigorously defending itself in connection with these proceedings. Due to the preliminary status of these matters, at the time of filing the financial statements, Management is unable to make a determination as to the potential outcome of these claims.

For the years ended December 31, 2013 and 2012, the Company incurred approximately $1,412,000 and $1,854,000, respectively, in legal expenses and settlements.

NOTE 10 – RELATED PARTY TRANSACTIONS

In 2013 and 2012, the Company paid dividends to the Parent totaling $400,000 and $0, respectively. In the same two years, the Parent paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $1,927,115 and $1,948,997, respectively. The Company made repayments of operating expenses to the Parent of approximately $1,990,000 and $2,080,000 for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, the balance receivable from the Parent was $75,233 and $12,348, respectively.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, INC.
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

	2013	2012
COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$ 1,469,266	$ 1,235,016
Deductions/charges:		
Non-allowable assets:		
Cash	431	124
Commissions receivable	53,835	54,440
Registered representative receivables, net	61,394	60,385
Prepaid expenses	77,586	115,611
Related party receivables	75,233	12,348
Income taxes receivable	1,800	2,600
Property and equipment, net	1,980	3,778
Goodwill	64,000	64,000
Deferred tax assets	379,000	294,000
Total non-allowable assets	715,259	607,286
Net capital before haircuts on securities positions (tenative net capital)	754,007	627,730
Haircuts on securities	-	-
Net capital	$ 754,007	$ 627,730
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 154,586	$ 545,059
Accrued liabilities	97,711	20,811
Commissions payable	535,408	791,720
Employment liabilities	260,376	216,307
Other liabilities	71,668	75,167
Total aggregate indebtedness	$ 1,119,749	$ 1,649,064
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 74,650	$ 109,938
Net capital in excess of amount required	$ 679,357	$ 517,792
Net capital less greater than 10% of aggregate indebtedness or 120% of $50,000	$ 642,032	$ 462,824
Ratio: Aggregate indebtedness to net capital	1.49 to 1	2.63 to 1

MADISON AVENUE SECURITIES, INC.
Schedule II
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2013

NET CAPITAL		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	754,007
Adjustments:		
Income tax receivable		(800)
Deferred tax assets		85,000
Income tax expense		(84,200)
Net capital, as adjusted	$	754,007

MADISON AVENUE SECURITIES, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

A computation of reserve requirement is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, INC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013 and 2012

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Madison Avenue Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 21, 2014

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Madison Avenue Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Madison Avenue Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Madison Avenue Securities, Inc.'s management is responsible for Madison Avenue Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and traced listed assessment payments to amounts clearing on original bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 21, 2014

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2013

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040426 FINRA DEC
MADISON AVENUE SECURITIES INC 18*18
15050 AVE OF SCIENCE STE 150
SAN DIEGO CA 92128-3441

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Knapp 858-207-1305

2. A. General Assessment (item 2e from page 2)		$ 44,703
B. Less payment made with SIPC-6 filed (exclude interest) 7/30/2013 Date Paid		(21,261)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		23,442
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 23,442
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 23,442	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Madison Avenue Securities, Inc.
(Name of Corporation, Partnership or other organization)

Connie Knapp
(Authorized Signature)

VP & CFO
(Title)

Dated the 27th day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,783,636
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,798,596
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	173,729
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	6,433
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mutual Fund Trails $825,265 Oil & Gas Programs $132,383 Variable Annuities $962,797 (Deductions in excess of $100,000 require documentation)	1,920,445
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,155	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	3,155
Total deductions	3,902,358
2d. SIPC Net Operating Revenues	$ 17,881,278
2e. General Assessment @ .0025	$ 44,703
	(to page 1, line 2.A.)